Exhibit 12-B


              Chrysler Corporation and Consolidated Subsidiaries
             Computations of Ratios of Earnings to Fixed Charges
                  and Preferred Stock Dividend Requirements
                            (dollars in millions)

                                                   Year Ended December 31,
                                         --------------------------------------------
                                          1997      1996     1995     1994      1993
                                          ------   ------   ------   ------   -------
Net earnings before extraordinary
 item                                      $2,805   $3,720   $2,121   $3,713   $2,415
 Add back:
  Taxes on income                           1,752    2,372    1,328    2,117    1,423
  Fixed charges                             1,379    1,339    1,359    1,267    1,433
  Amortization of previously capitalized
   interest                                   114      111      103       87       94
 Deduct:
  Capitalized interest                        194      156      204      177      176
  Undistributed earnings from less
   than fifty percent owned affiliates         --       14       18       15        2
                                           ------   ------    -----   ------   ------
Earnings available for fixed
 charges                                   $5,856   $7,372   $4,689   $6,992   $5,187
                                           ======   ======   ======   ======   ======

Fixed charges:
 Interest expense                          $1,006   $1,007   $  995   $  937   $1,104
 Capitalized interest                         194      156      204      177      176
 Credit line commitment fees                    8       15       10       10       10
 Interest portion of rent expense             171      161      150      143      143
                                           ------   ------   ------   ------   ------
Total fixed charges                        $1,379   $1,339   $1,359   $1,267   $1,433
                                           ======   ======   ======   ======   ======

Ratio of earnings to fixed charges           4.25     5.51     3.45     5.52     3.62
                                           ======   ======   ======   ======   ======
Preferred stock dividend
 requirements                                   1        5       33      125      127
                                           ======   ======   ======   ======   ======
Ratio of earnings to fixed charges
 and preferred stock dividend
 requirements                                4.24     5.49     3.37     5.02     3.33
                                           ======   ======   ======   ======   ======

The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by total fixed charges. The ratio of earnings to fixed charges and preferred stock dividend requirements is computed by dividing earnings for fixed charges by the sum of total fixed charges and preferred stock dividend requirements.